================================================================================

                                    FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934
          For the year ended December 30, 1999


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          For the transition period from ____________ to ______________


                         Commission file number 0-19277



A. Full title of Plan and the address of the Plan, if different from that of the issuer named below:



                    THE HARTFORD INVESTMENT AND SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                   THE HARTFORD FINANCIAL SERVICES GROUP, INC.
                Hartford Plaza, Hartford, Connecticut 06115-1900




================================================================================

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN

                                    CONTENTS

                           DECEMBER 30, 1999 AND 1998


                                                                        Pages
                                                                        -----

Report of Independent Public Accountants                                 F-1

Statements of Net Assets Available for Benefits as of
  December 30, 1999 and 1998                                             F-2

Statements  of Changes in Net Assets  Available for Benefits
  for the Years Ended December 30, 1999 and 1998                         F-3

Notes to Financial Statements and Supplemental Schedules              F-4 - F-9

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 30, 1999                                            F-10 - F-12

Item 27b - Schedule of Loans or Fixed Income Obligations
  as of December 30, 1999                                                F-13

Item 27d - Schedule of Reportable Transactions - For the
  year ended December 30, 1999                                           F-14

Signature                                                                F-15

Exhibit 1 - Consent of Independent Public Accountants                    F-16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Hartford Financial Services Group, Inc.:

We have audited the accompanying Statements of Net Assets Available for Benefits of The Hartford Investment and Savings Plan as of December 30, 1999 and 1998, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Hartford Investment and Savings Plan as of December 30, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages F-10 through F-14 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                        ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 23, 2000

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 30, 1999 and 1998
                                ($ IN THOUSANDS)



---------------------------------------------------------------------------------------------------------------------------------
                                                                 1999                                     1998
---------------------------------------------------------------------------------------------------------------------------------
                                                                 Non-                                     Non-
                                                                Member        Member                     Member        Member
                                                   Total       Directed      Directed       Total       Directed      Directed
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
   Investments, at fair value:
     The Hartford common stock (13,908,210
      and 14,226,085 shares)                   $    654,555  $    492,880  $    161,675 $     794,000 $    601,852  $   192,148
     Hartford Life common stock (1,634,984
      and 1,383,950 shares)                          70,304        40,003        30,301        80,788       51,866       28,922
     Standard & Poor's 500 index portfolio          298,957            --       298,957       250,491           --      250,491
     Mutual funds                                   204,421            --       204,421       127,858           --      127,858
     Pooled temporary investments                    16,523         9,968         6,555        26,221       12,051       14,170
   Investment in group annuity contracts, at
    contract value                                  285,834            --       285,834       273,244           --      273,244
   Loans receivable                                  37,889            --        37,889        40,115           --       40,115
   Dividends and interest receivable                  5,002         2,651         2,351         4,765        2,522        2,243
   Contributions receivable                           3,533         1,180         2,353         3,339        1,211        2,128
                                               ----------------------------------------------------------------------------------
      TOTAL ASSETS                                1,577,018       546,682     1,030,336     1,600,821      669,502      931,319
                                               ----------------------------------------------------------------------------------
LIABILITIES
   Interfund transfers pending                           --           167          (167)           --          116         (116)
   Unsettled net security purchases (sales)           1,515          (280)        1,795           163           --          163
                                               ----------------------------------------------------------------------------------
      TOTAL LIABILITIES                               1,515          (113)        1,628           163          116           47
                                               ----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS              $  1,575,503  $    546,795  $  1,028,708 $   1,600,658 $    669,386  $   931,272
-----------------------------------------------==================================================================================

The accompanying notes are an integral part of these financial statements.

                                                                                       EIN# 06-0383750
                                                                                             Plan# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 30, 1999 and 1998
                                ($ IN THOUSANDS)


----------------------------------------------------------------------------------------------------------------------------------
                                                                  1999                                     1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                 Non-                                     Non-
                                                                Member        Member                     Member        Member
                                                   Total       Directed      Directed       Total       Directed      Directed
---------------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
     Net realized and unrealized gains (losses) $    (53,745) $   (99,677) $      45,932 $     177,866 $   100,132  $      77,734
     Dividends and interest                           40,281       10,541         29,740        35,306       9,001         26,305
                                                ----------------------------------------------------------------------------------
       Total investment income (loss)                (13,464)     (89,136)        75,672       213,172     109,133        104,039
   Interest on participant loans                       3,555          162          3,393         3,482         191          3,291
   Repayment of participant loans                         --        1,354         (1,354)           --       1,615         (1,615)
   Employee contributions                             60,873           --         60,873        57,217          --         57,217
   Employer contributions, net of forfeitures         25,465       24,944            521        23,875      23,485            390
   Rollovers                                           8,302           --          8,302         6,830          --          6,830
   Other, net                                           (141)      (5,784)         5,643            34         495           (461)
                                                ----------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                   84,590      (68,460)       153,050       304,610     134,919        169,691
                                                ----------------------------------------------------------------------------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Interfund transfers                                    --      (14,107)        14,107            --     191,580       (191,580)
   Loans to participants                                  --         (859)           859            --      (1,247)         1,247
   Administrative expense                             (2,765)      (1,111)        (1,654)       (2,634)       (937)        (1,697)
   Benefits paid to members                         (106,980)     (38,054)       (68,926)      (88,572)    (31,042)       (57,530)
                                                ----------------------------------------------------------------------------------
       TOTAL ADDITIONS (DEDUCTIONS)                 (109,745)     (54,131)       (55,614)      (91,206)    158,354       (249,560)
                                                ----------------------------------------------------------------------------------
NET INCREASE (DECREASE)                              (25,155)    (122,591)        97,436       213,404     293,273        (79,869)
                                                ----------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                               1,600,658      669,386        931,272     1,387,254     376,113      1,011,141
                                                ----------------------------------------------------------------------------------
       END OF YEAR                              $  1,575,503  $   546,795  $   1,028,708 $   1,600,658 $   669,386  $     931,272
------------------------------------------------==================================================================================

The accompanying notes are an integral part of these financial statements.

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                           DECEMBER 30, 1999 AND 1998
                         (DOLLAR AMOUNTS IN THOUSANDS)

NOTE 1.  DESCRIPTION OF THE PLAN

The Hartford Financial Services Group, Inc., a Delaware corporation, and its consolidated subsidiaries ("The Hartford" or the "Company") provide property and casualty and life insurance products to both individual and commercial customers in the United States and internationally.

The Hartford was a wholly-owned subsidiary of ITT Corporation ("ITT" which was renamed ITT Industries, Inc.). On December 19, 1995, ITT distributed all of the outstanding shares of The Hartford to ITT shareholders of record in an action known herein as the "Distribution". Through the date of the Distribution, eligible employees of the Company participated in the ITT Investment and Savings Plan for Salaried Employees ("ITT Plan"). Subsequent to the Distribution, the Company established The Hartford Investment and Savings Plan (the "Plan") for the benefit of eligible employees of The Hartford. The accounts of employees who had participated in the ITT Plan were transferred to the Plan. On the date of Distribution holders of common stock of ITT, including the ITT Plan, received one share of ITT Destinations, Inc. (renamed "ITT Corporation") common stock, one share of ITT Industries, Inc. common stock and one share of The Hartford common stock for each share of ITT common stock held. Shares in each of The Hartford, ITT Corporation and ITT Industries, Inc. have been held in separate funds. In February 1998, ITT Corporation was acquired by Starwood Hotels & Resorts Worldwide, Inc. ("Starwood") and the ITT Corporation Company Stock Fund became the Starwood Stock Fund. Both the ITT Industries and Starwood Stock Funds were terminated on September 1, 1998. The balances in those two funds were transferred to The Hartford Company Stock Fund or for employees of Hartford Life, Inc. ("Hartford Life" or "HLI"), the holding company parent of The Hartford's significant life insurance subsidiaries, Hartford Life Company Stock Fund.

On May 21, 1998, The Hartford's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend distributed on July 15, 1998 to shareholders of record as of June 24, 1998. Share information has been restated on a retroactive basis to reflect the effect of the stock split.

Information with regard to eligibility, contributions, distributions, vesting, trustees, withdrawals, restoration, loans, fund redistribution and definitions of all capitalized terms are contained in the Plan's information document, which has been distributed to the participants.

General
-------

The Plan is a defined contribution plan covering all full-time and some part-time employees of the Company who have six months or more of service and who have attained age 19. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Trust, as defined in the Plan document, is the aggregate funds held by the Trustee, Bankers Trust Company, under the trust agreement or agreements established for the purposes of this Plan or the aggregate funds held under an insurance contract or contracts established with The Hartford.

Contributions
-------------

Plan members may generally elect to save 2% to 16% of base salary. Members may designate their savings as before-tax, after-tax or a combination of both. Members who are highly compensated employees may be limited to less than 16% due to the operation of certain tests required under the Internal Revenue Code of 1986 (the "Code"), as amended.

An amount equal to 50% of a member's Basic Savings is matched by the Company. Basic Savings are contributions which are not in excess of the first 6% of base salary. Member's savings in excess of 6% of base salary are supplemental savings that are not matched by Company contributions. In addition, the Company allocates 0.5% of base salary to the Floor Company Contribution Account of each eligible employee. Matching Company contributions and Floor Company contributions are invested in The Hartford Company Stock Fund or, for employees of Hartford Life, Hartford Life Company Stock Fund.

Effective December 30, 1999 for the 2000 Plan year and December 30, 1998 for the 1999 Plan year, the Company guaranteed a fixed minimum contribution (based on a percentage of the amount of employer contributions normally made) that represents the employee salary deferral contributions and matching contributions for the subsequent Plan year. If actual contributions are less than the guaranteed fixed minimum amount at the end of the Plan year, an additional matching contribution would be made to the participants. The minimum contribution was met for the 1999 Plan year.

Administrative Costs
--------------------

The Trust, as defined by the Plan, pays for the administrative expenses of the Plan up to 0.25% of the market value of Trust assets. The Company continues to pay certain Plan administrative expenses which cannot be paid by the Trust.

Member Accounts
---------------

Each member's account is credited with that member's contributions and allocations of (a) the Company's contribution and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on member earnings or account balances, as defined. The benefit to which a member is entitled is the benefit that can be provided from that member's vested account.

Vesting
-------

Vesting in the Company-matched contributions begins one year after employment at 20% and increases 20% each consecutive year until the fifth consecutive year of employment when 100% is vested. Notwithstanding the foregoing statement, a member becomes fully vested in such member's Company contribution account upon retirement, disability, death, or upon reaching age 65, or the complete discontinuance of Company contributions or upon termination of the Plan. Floor contributions are 100% vested when allocated to each member's account.

Investment Options
------------------

Contributions of member savings are invested in any one or more of the funds listed below in multiples of 1%, as elected by the member.


 [1]    THE HARTFORD    This fund's  investment  objective is to seek  long-term
        COMPANY STOCK   capital appreciation by investing in the common stock of
        FUND            The Hartford.

 [1]    HARTFORD LIFE   This fund's  investment  objective is to seek  long-term
        COMPANY STOCK   capital  appreciation by investing in the class A common
        FUND            stock of Hartford Life, Inc. (see Note 9.)

 [1]    INDEX FUND      This fund's  investment  objective is to seek investment
                        results that track the overall performance of the stocks in the Standard & Poor's ("S&P") 500 Stock Index by investing in stocks in the S&P 500 Stock Index.

 [1]    STABLE VALUE    This fund's investment objective is to seek a stable and
        FUND            predictable  rate of return and  preservation of capital
                        by  investing  in group  annuity  contracts  issued by a
                        diversified   group  of   high-quality   life  insurance
                        companies,   including  an  affiliate,   Hartford  Life,
                        deposit agreements issued by a diversified group of high-quality banks, U.S. government obligations and asset-backed securities.

 [1]    ADVISERS FUND   This fund's  investment  objective is to seek  long-term
                        total return by investing primarily in the stocks of U.S. companies, bonds and other debt securities, and money market instruments.

 [1] BOND INCOME This fund's investment objective is to seek a high level STRATEGY FUND of current income consistent with a competitive total
                        return  as  compared   with  bond  funds  with   similar
                        investment   objectives   and   policies  by   investing
                        primarily in investment-grade bonds.

 [1]    MONEY MARKET    This  fund's  investment  objective  is to seek  maximum
        FUND            current   income    consistent    with   liquidity   and
                        preservation  of  capital  by  investing  in cash,  cash
                        equivalents  and  high-quality   debt  securities.

 [1] DIVIDEND & This fund's investment objective is to seek current GROWTH FUND income and growth of capital by investing primarily in large, well-known U.S. companies that pay above-average dividends.

 [1]    INTERNATIONAL   This fund's  investment  objective is to seek  long-term
        OPPORTUNITIES   growth of capital by  investing  primarily in the stocks
        FUND            of large non-U.S. companies.

 [1]    CAPITAL         This  fund's  investment  objective  is to seek  capital
        APPRECIATION    appreciation  by  investing  primarily  in the stocks of
        FUND            small, medium and large U.S. companies.

 [1]    SMALL COMPANY   This  fund's  investment  objective  is to seek  capital
        FUND            appreciation  by  investing  primarily in stocks of U.S.
                        companies  with  market  capitalization  of less than $2
                        billion  that  the  portfolio   manager   believes  have
                        above-average earnings growth potential.

[1],[2] MIDCAP FUND     This fund's investment  objective is to seek capital
                        appreciation by investing primarily in stock with market capitalization in the range represented by the S&P
                        MidCap 400 index.

[1],[3] HIGH YEALD      This  fund's  investment  objective  is to seek high
        FUND            current  income  with  growth of capital as a  secondary
                        consideration  by  investing   primarily  in  securities
                        considered to be below investment grade quality.

[1],[3] GLOBAL          This fund's  objective  is to seek growth of capital
        LEADERS FUND    by investing  in stocks of U.S.  and non-U.S.  companies
                        that are leaders in their  industries as indicated by an
                        established   market   presence  and  a  strong  global,
                        regional, or country competitive position.

[1] Indicates party-in-interest with certain subsidiaries of The Hartford. See Note 8 for further discussion.
[2]     MidCap Fund became effective on April 1, 1998.
[3]     High Yield Fund and Global  Leaders  Fund  became  effective  January 1,
        1999.

Participant Loans
-----------------

Members may borrow from their fund accounts a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balances. Loan transactions are treated as transfers to (from) the investment fund from
(to) the loan fund. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the member's account and bears interest at the prime rate (as published in the Wall Street Journal) plus 1% and remains fixed for the term of the loan. The interest rate is determined quarterly.

Payment of Benefits
-------------------

On termination of service due to death, disability, retirement, or other reasons, members may elect to receive either a lump sum amount equal to the value of the vested interest in their respective accounts or, subject to certain conditions, annual installments over a period not greater than twenty years. Members may also elect to defer distributions subject to certain conditions.

Forfeitures
-----------

Forfeitures of the nonvested portion of any member's Company contributions are applied to reduce future Company contributions. Forfeitures were immaterial for the years ended December 30, 1999 and 1998.

NOTE 2.  ACCOUNTING POLICIES

The financial statements have been prepared using the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The Accounting Standards Executive Committee issued Statement of Position (SOP) 99-3, "Accounting For And Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters", which eliminates the requirement for a defined contribution plan to disclose member directed investment programs. SOP 99-3 was adopted for the 1999 Plan year financial statements and as such, the 1998 financial statements have been reclassified to eliminate the member directed fund investment program disclosures.

NOTE 3.  INVESTMENTS

The following investments represented 5 percent or more of the Plan's net assets.

                                                                                                   December 30,
                                                                                         ---------------------------------
                                                                                              1999             1998
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock (13,908,210 and
     14,226,085 shares)                                                                  $      654,555*  $      794,000*

     S&P 500 Index Portfolio Hartford GA-6226                                                   298,957          250,491

     Stable Value Fund - group annuity contracts                                                285,834          273,244
     ---------------------------------------------------------------------------------------------------------------------

     * - Includes non-member directed assets


For the years ended December 30, 1999 and 1998, the Plan's investments (depreciated) appreciated as follows:

                                                                                                   December 30,
                                                                                         ---------------------------------
                                                                                              1999             1998
     ---------------------------------------------------------------------------------------------------------------------
     The Hartford Financial Services Group, Inc. common stock                            $     (115,737)  $      119,495

     Hartford Life, Inc. common stock                                                           (22,016)          14,883

     Standard & Poor's 500 index portfolio                                                       50,819           55,441

     Mutual funds                                                                                33,189           10,899

     ITT Corporation common stock                                                                    --          (28,620)

     ITT Industries, Inc. common stock                                                               --            5,768
     ---------------------------------------------------------------------------------------------------------------------

NOTE 4.  VALUATION OF INVESTMENTS

Plan investments, except group annuity contracts, are reported at fair value. The fair value of the underlying common stock of The Hartford Company Stock Fund and Hartford Life Company Stock Fund are based on quoted market prices.
Interests in mutual funds and pooled investment funds are valued at the redemption price established by the trustee or the investment manager of the respective fund.

The Plan has entered into numerous traditional and synthetic group annuity contracts primarily with insurance carriers. These contracts, which are included in the Stable Value Fund, are fully benefit responsive and are included in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As of December 30, 1999, the estimated fair value of the group annuity contracts was $273,442. The average yield and weighted average crediting interest rate on these contracts was 6.20% and 6.16%, respectively, for the year ended December 30, 1999, and 6.43% and 6.35%, respectively, for the year ended December 30, 1998. Crediting interest rate resets are generally made quarterly for synthetic contracts and are reset based on formulas which may use market value, book value, duration and yield. A synthetic group annuity contract is an investment contract that simulates the performance of a traditional group annuity contract through the use of financial instruments. A key difference between a synthetic group annuity contract and a traditional group annuity contract is that the Plan owns the assets underlying the synthetic group annuity contract. Traditional group annuity contracts have fixed crediting interest rates.

NOTE 5.  FEDERAL INCOME TAX

On February 25, 1998, a favorable determination was received from the Internal Revenue Service as to the tax-qualified status of the Plan. While the Plan has been amended subsequent to the receipt of the determination letter, the Plan administrator believes that the Plan is designed and is being operated in compliance with applicable provisions of the Code and other applicable law, and there have been no amendments, changes or events, which have occurred, which could affect the Plan's qualified status. Accordingly, no provision for income taxes has been made in the Plan's financial statements.

NOTE 6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the Trust hereunder subject to the provisions of ERISA. In the event of termination or partial termination of the Plan or complete discontinuance of contributions, the interest of affected members shall automatically become nonforfeitable.

NOTE 7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 30, 1999 and 1998, the following is a reconciliation of net assets available for plan benefits according to the accompanying financial statements to Form 5500:

                                                                                              1999             1998
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per financial statements                     $    1,575,503   $    1,600,658
     Amounts allocated to withdrawing members                                                      (378)            (254)
     ---------------------------------------------------------------------------------------------------------------------
     Net assets available for plan benefits per Form 5500                                $    1,575,125   $    1,600,404
     =====================================================================================================================

The following is a reconciliation of benefits paid to members according to the accompanying financial statements to Form 5500:

                                                                                              1999             1998
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members per financial statements                                   $      106,980   $       88,572
     Amounts allocated to withdrawing members at end of year                                        378              254
     Amounts allocated to withdrawing members at beginning of year                                 (254)            (650)
     ---------------------------------------------------------------------------------------------------------------------
     Benefits paid to members per Form 5500                                              $      107,104   $       88,176
     =====================================================================================================================

Amounts allocated to withdrawing members are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year, but not paid as of that date.

NOTE 8.  PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are held in funds managed by Bankers Trust Company, the Trustee, as defined by the Plan, and certain subsidiaries of The Hartford. Fees paid by the Plan for Trustee, custodial and investment management services provided by Bankers Trust Company amounted to $561 and $464 for the years ended December 30, 1999 and 1998, respectively. Fees paid by the Plan to certain subsidiaries of the Company for investment management services, the issuance of group annuity contracts and print services amounted to $85 and $65 for the years ended December 30, 1999 and 1998, respectively. In addition, certain Plan investments are shares of The Hartford common stock and Hartford Life common stock. Since The Hartford is the Plan Sponsor, these transactions qualify as party-in-interest transactions.

NOTE 9.  SUBSEQUENT EVENT

On June 27, 2000, The Hartford completed a merger of the outstanding shares of Hartford Life that the Company did not already own. As a result, HLI became a wholly-owned subsidiary of The Hartford. While Hartford Life will continue to exist as a company, Hartford Life stock will no longer be listed or traded on the New York Stock Exchange. Proceeds received by the Plan from the merger will be used to purchase shares of The Hartford common stock by the trustee as soon as practicable. Once the purchase of shares is completed, all assets remaining in Hartford Life Company Stock Fund will be transferred to The Hartford Company Stock Fund. After the purchase of HLI shares is completed, future employee contributions directed to Hartford Life Company Stock Fund that have not been previously used to buy HLI stock will be redirected to The Hartford Company Stock Fund. Future employer contributions will be invested automatically in The Hartford Company Stock Fund.


                                                                               EIN# 06-0383750
                                                                                     PLAN# 100
                           THE HARTFORD INVESTMENT AND SAVINGS PLAN
                  ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AS OF DECEMBER 30, 1999
                                       ($ IN THOUSANDS)

                                       (C) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                                       DATE, RATE OF  INTEREST, COLLATERAL, PAR OR                         (E) CURRENT
(A)      (B) IDENTITY OF PARTY         MATURITY VALUE                                      (D) COST           VALUE
---      ---------------------         --------------                                      --------           -----

       The Hartford Company Stock Fund
       -------------------------------
   *   The Hartford Financial
         Services Group, Inc.       Common Stock                                      $      387,873   $       654,555

   *   Bankers Trust Company        BT Pyramid Directed Account Cash Fund -
                                       STIF                                                   12,014            12,014
                                                                                         --------------    --------------
                                             SUBTOTAL                                        399,887           666,569
                                                                                         --------------    --------------
       Hartford Life Company Stock Fund
       --------------------------------
   *   Hartford Life                Common Stock                                              78,086            70,304
   *   Bankers Trust Company        BT Pyramid Directed Account
                                    Cash Fund - STIF                                           1,620             1,620
                                                                                         --------------    --------------
                                             SUBTOTAL                                         79,706            71,924
                                                                                         --------------    --------------
       Index Fund
       ----------
   *   Hartford Life Insurance      S&P 500 Index Portfolio Hartford - GA - 6226,
         Company                       S/A BI                                                125,198           298,957
                                                                                         --------------    --------------
                                             SUBTOTAL                                        125,198           298,957
                                                                                         --------------    --------------
       Stable Value Fund
       -----------------
   *   Bankers Trust Company        BT Pyramid Discretionary Account Cash Fund - STIF
                                                                                               2,889             2,889

       Caisse des Depots et         Group Annuity Contract
         Consignations                #BR302-01, 6.98%, 01/01/2002                            17,936            17,936

       Continental Assurance        Group Annuity Contract
         Company                      #24022, 6.58%, 12/31/2001                                8,827             8,827

       Jackson National Life        Group Annuity Contract
         Insurance Company            #1226, 5.00%, 08/07/2001                                 2,500             2,500

       Metropolitan Life            Group Annuity Contract
         Insurance Company            #24543, 5.78%, 11/30/2003                                6,843             6,843

       Monumental Life              Group Annuity Contract
         Insurance Company            #ADA00212TR, 6.38%  * *                                 67,266            67,266

       Morgan Guaranty              Group Annuity Contract
         Trust Company                #AITTH01, 6.24%   * *                                   67,834            67,834

       Principal Life Insurance     Group Annuity Contract
         Company                      #GA 4-36623, 5.78%, 01/21/2004                           9,444             9,444

       Sun America Life             Group Annuity Contract
         Insurance Company            #4670, 6.81%, 10/16/2001                                 3,580             3,580

*       Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.


The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     PLAN# 100
                           THE HARTFORD INVESTMENT AND SAVINGS PLAN
                  ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AS OF DECEMBER 30, 1999
                                       ($ IN THOUSANDS)
                                         (CONTINUED)

                                       (C) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                                       DATE, RATE OF  INTEREST, COLLATERAL, PAR OR                         (E) CURRENT
(A)      (B) IDENTITY OF PARTY         MATURITY VALUE                                      (D) COST           VALUE
---      ---------------------         --------------                                      --------           -----


       Transamerica                 Group Annuity Contract
         Insurance Company            #76592, 5.86%, 09/25/2010                       $       53,343    $       53,343

       Union Bank of                Group Annuity Contract
         Switzerland                  #3024, 6.18%   * *                                      48,261            48,261
                                                                                         --------------    --------------
                                             Subtotal                                        288,723           288,723
                                                                                         --------------    --------------

       Advisers Fund
       -------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Advisers Fund  #BL416645786                               50,822            65,808
                                                                                         --------------    --------------
                                             Subtotal                                         50,822            65,808
                                                                                         --------------    --------------

       Bond Income Strategy Fund
       -------------------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Bond Income Strategy Fund                                  6,920             6,531
                                                                                         --------------    --------------
                                             Subtotal                                          6,920             6,531
                                                                                         --------------    --------------

       Money Market Fund
       -----------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Money Market Fund                                          8,803             8,803
                                                                                         --------------    --------------
                                             Subtotal                                          8,803             8,803
                                                                                         --------------    --------------

       Dividend & Growth Fund
       ----------------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Dividend & Growth Fund                                    16,115            17,869
                                                                                         --------------    --------------
                                              Subtotal                                        16,115            17,869
                                                                                         --------------    --------------

       International Opportunities Fund
       --------------------------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       International Opportunities Fund                          11,414            14,306
                                                                                         --------------    --------------
                                             Subtotal                                         11,414            14,306
                                                                                         --------------    --------------

       Capital Appreciation Fund
       -------------------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Capital Appreciation Fund                                 34,348            49,574
                                                                                         --------------    --------------
                                             Subtotal                                         34,348            49,574
                                                                                         --------------    --------------

*       Indicates party-in-interest.
** These synthetic portfolios have no final maturity. Final maturity is based on the underlying assets in the bond portfolios.

The accompanying notes are an integral part of this schedule.

                                                                               EIN# 06-0383750
                                                                                     PLAN# 100
                           THE HARTFORD INVESTMENT AND SAVINGS PLAN
                  ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   AS OF DECEMBER 30, 1999
                                       ($ IN THOUSANDS)
                                         (CONTINUED)

                                       (C) DESCRIPTION OF INVESTMENT INCLUDING MATURITY
                                       DATE, RATE OF  INTEREST, COLLATERAL, PAR OR                         (E) CURRENT
(A)      (B) IDENTITY OF PARTY         MATURITY VALUE                                      (D) COST           VALUE
---      ---------------------         --------------                                      --------           -----


       Small Company Fund
       ------------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Small Company Fund                                $       16,887    $       24,561
                                                                                         --------------    --------------
                                             Subtotal                                         16,887            24,561
                                                                                         --------------    --------------

       MidCap Fund
       -----------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       MidCap Fund                                                9,232            11,913
                                                                                         --------------    --------------
                                             Subtotal                                          9,232            11,913
                                                                                         --------------    --------------

       High Yield Fund
       ---------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       High Yield Fund                                            1,284             1,239
                                                                                         --------------    --------------
                                             Subtotal                                          1,284             1,239
                                                                                         --------------    --------------

       Global Leaders Fund
       -------------------
   *   The Hartford Financial       Hartford Mutual Funds, Inc.
         Services Group, Inc.       Global Leaders Fund                                        3,033             3,817
                                                                                         --------------    --------------
                                             Subtotal                                          3,033             3,817
                                                                                         --------------    --------------

       Loan Fund
       ---------
  *    Loans to Participants        Loans Receivable from Participants, maturing at
                                    various dates bearing interest at rates from
                                    7.0% - 11.5%                                                  --            37,889
                                                                                         --------------    --------------
                                             Subtotal                                             --            37,889
                                                                                         --------------    --------------
                                             Total                                    $    1,052,372   $     1,568,483
                                                                                         ==============    ==============

*       Indicates party-in-interest.

The accompanying notes are an integral part of this schedule.

                                                                 EIN# 06-0383750
                                                                       Plan# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                             AS OF DECEMBER 30, 1999


        (b) Identity and     (c) Original        (d) Principal         (e) Interest
             Address of         Amount of       Received During      Received During
(a)           Obligor             Loan          Reporting Year        Reporting Year
----------------------------------------------------------------------------------------
*       Active Employee
         residing in CT          $1,400               $395                   $122

*       Active Employee
         residing in CT          16,306              3,189                  1,100

*       Active Employee
         residing in CT          42,188              1,652                  1,438

*       Active Employee
         residing in CT           6,650              1,380                    534

*       Active Employee
         residing in PA           1,000                767                    147
----------------------------------------------------------------------------------------
      Total
----------------------------------------------------------------------------------------

*       Indicates party-in-interest.
**      Information for split between principal and interest unavailable.


The accompanying notes are an integral part of this schedule.




                                                                 EIN# 06-0383750
                                                                       Plan# 100

                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
            ITEM 27b - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
                             AS OF DECEMBER 30, 1999
                                  (Continued)



        (b) Identity and            (f) Unpaid                                      (h) Arrears
             Address of         Principal Balance    (g) Detailed Description of    (Principal +
(a)           Obligor             at end of Year                Loan                Interest) **
---------------------------------------------------------------------------------------------------
                                                      Participant Loan at 9.75%
*       Active Employee                               secured by participant's
         residing in CT               $633                 account balance               $222
                                                      Participant Loan at 9.25%
*       Active Employee                               secured by participant's
         residing in CT              9,354                 account balance              1,360
                                                      Participant Loan at 7.0%
*       Active Employee                               secured by participant's
         residing in CT             30,047                 account balance              1,327
                                                      Participant Loan at 9.5%
*       Active Employee                               secured by participant's
         residing in CT              4,274                 account balance                349
                                                      Participant Loan at 9.5%
*       Active Employee                               secured by participant's
         residing in PA                 --                 account balance                 92
---------------------------------------------------------------------------------------------------
      Total                        $44,308                                             $3,350
---------------------------------------------------------------------------------------------------

*       Indicates party-in-interest.
**      Information for split between principal and interest unavailable.


The accompanying notes are an integral part of this schedule.

                                                                         EIN# 06-0383750
                                                                               Plan# 100
                        THE HARTFORD INVESTMENT AND SAVINGS PLAN
                     ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          FOR THE YEAR ENDED DECEMBER 30, 1999
                                    ($ IN THOUSANDS)



                                                                       (c)                     (e)           (f)
             (a)                              (b)                   Purchase     (d) Selling   Lease       Expense
      Identity of Party              Description of Asset             Price         Price       Rental    Incurred
-----------------------------------------------------------------------------------------------------------------------
    Bankers Trust Company      BT Pyramid Directed Account Cash
                                           Fund - STIF               $     --      $158,478        $--         $--
    Bankers Trust Company      BT Pyramid Directed Account Cash
                                           Fund - STIF                156,175            --         --          --
    Bankers Trust Company      BT Pyramid Discretionary Account
                                        Cash Fund - STIF                   --        75,764         --          --
    Bankers Trust Company      BT Pyramid Discretionary Account
                                        Cash Fund - STIF               68,370            --         --          --
   The Hartford Financial       The Hartford Financial Services
     Services Group, Inc.           Group, Inc. Common Stock               --        75,437         --          --
   The Hartford Financial       The Hartford Financial Services
     Services Group, Inc.           Group, Inc. Common Stock           56,159            --         --          --
-----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of this schedule.





                                                                         EIN# 06-0383750
                                                                               Plan# 100
                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 1999
                                ($ IN THOUSANDS)
                                  (Continued)
                                                                                        (h)
                                                                       (g)        Current Value of       (i)
             (a)                              (b)                    Cost of   Assets on Transaction     Net
      Identity of Party              Description of Asset             Asset             Date            Gain
------------------------------------------------------------------------------------------------------------------
    Bankers Trust Company      BT Pyramid Directed Account Cash
                                           Fund - STIF               $158,478        $158,478            $   --
    Bankers Trust Company      BT Pyramid Directed Account Cash
                                           Fund - STIF                156,175         156,175                --
    Bankers Trust Company      BT Pyramid Discretionary Account
                                        Cash Fund - STIF               75,764          75,764                --
    Bankers Trust Company      BT Pyramid Discretionary Account
                                        Cash Fund - STIF               68,370          68,370                --
   The Hartford Financial       The Hartford Financial Services
     Services Group, Inc.           Group, Inc. Common Stock           37,013          75,437            38,424
   The Hartford Financial       The Hartford Financial Services
     Services Group, Inc.           Group, Inc. Common Stock           56,159          56,159                --
------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of this schedule.

                                    SIGNATURE




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PENSION FUND TRUST AND INVESTMENT COMMITTEE OF THE HARTFORD INVESTMENT AND SAVINGS PLAN HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.





                    THE HARTFORD INVESTMENT AND SAVINGS PLAN
                    ----------------------------------------
                                 (NAME OF PLAN)




                                      BY:  /S/  FRANCIS A. DORION
                                         ---------------------------------------
                                         (FRANCIS A. DORION, PLAN ADMINISTRATOR)



JUNE 28, 2000
-------------
(DATE)

                                                                       EXHIBIT 1




                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




To The Hartford Financial Services Group, Inc.:

As independent public accountants, we hereby consent to the incorporation of our
report  included  in  this  Form  11-K  into  the  Company's   previously  filed
registration statement on Form S-8 (Registration No. 33-80663).




                                                             ARTHUR ANDERSEN LLP



Hartford, Connecticut
June 28, 2000